SEC 1344
(10-2002)   PERSONS WHO POTENTIALLY ARE TO RESPOND TO THE COLLECTION OF
Previous    INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
versions    UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
obsolete
-------------------------------------------------------------------------------

                                                            OMB APPROVAL
                                                        OMB Number: 3235-0058
                                                      Expires: January 31, 2005
                                                       Estimated average burden
                                                      hours per response. .2.50

                                                     Commission File No.  1-8518

                                                              CUSIP Number
                                                                502003106
                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

(Check One):[ ] Form 10-K [X] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR
For Period Ended:     12-31-02
                      --------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION

LL&E Royalty Trust
------------------------------------------------------------------------------
Full Name of Registrant

------------------------------------------------------------------------------
Former Name if Applicable

JPMorgan Chase Bank, Trustee, Institutional Trust Services
------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number

700 Lavaca
------------------------------------------------------------------------------
City, State and Zip Code
Austin, Texas 78701

PART II -- RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without]unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will
 [X] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
         The Trustee has not yet received the final reserve report relating to the properties in which the Trust has an interest.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
           Mike Ulrich                  512         479-2562
           -----------                  ---         --------
              (Name)                (Area Code) (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]
------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
------------------------------------------------------------------------------
                               LL&E ROYALTY TRUST
                              -------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:  March 31, 2003                    JPMORGAN CHASE BANK, as
                                         Trustee of LL&E Royalty Trust
                                         By:      /s/ Mike Ulrich
                                              ------------------------------
                                                    Mike Ulrich
                                            Vice President and Trust Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934. 2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 10/21/2002

                                   EXHIBIT A

                                 March 31, 2003


LL&E Royalty Trust
c/o JP Morgan Chase Bank, Trustee
700 Lavaca
Austin, Texas 78701

         Attention:        Mike Ulrich
                           Senior Vice President

Gentlemen:

We are performing additional work relating to the reserve report to be included in the Trust's Annual Report on Form 10-K for the year ended December 31, 2002, and consequently the report is not yet complete. We anticipate completing it and delivering it to you in the near future.

                                            MILLER AND LENTS, LTD.

                                            By:  /s/  Christopher A. Butta
                                                 -------------------------
                                            Name:  Christopher A. Butta
                                            Title:  Senior Vice President